
03014284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53628

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SAINT SOTER CAPITAL, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 SOUTH STOLP, SUITE 408

(No. and Street)

AURORA,	**ILLINOIS**	**60506**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN WIESNER **(630) 844-3256**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants

(Name - if individual, state last, first, middle name)

141 West Jackson Boulevard	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAR 0 3 2003
WASH, D.C.
155
SECTION

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SAINT SOTER CAPITAL, L.L.C.
(an Illinois Limited Liability Company)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO
SEC. RULE 17a-5 (d)
For the year ended December 31, 2002

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the members of SAINT SOTER CAPITAL, L.L.C.:

We have audited the accompanying statement of financial condition of Saint Soter Capital, L.L.C., as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saint Soter Capital, L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 (d) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
January 31, 2003

OATH OR AFFIRMATION

I, JOHN WIESNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAINT SOTER CAPITAL, L.L.C., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



"OFFICIAL SEAL"
JULIE ANN McCORMICK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/28/2005

Signature

MANAGING MEMBER
Title

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SAINT SOTER CAPITAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 19,972
Marketable securities owned – at market	
Long options	212,840
Long stocks	2,325,299
Total assets	$ 2,558,111

LIABILITIES AND PARTNERS' EQUITY

Liabilities:	
Due to brokers and dealers	$ 522,698
Securities sold not yet purchased-at market	
Short options	252,650
Short stocks	479,580
Total liabilities	1,254,928
Members' equity	$ 1,303,183
Total liabilities and members' equity	$ 2,558,111

The accompanying notes are an integral part of these financial statements.

SAINT SOTER CAPITAL, L.L.C.

STATEMENT OF OPERATIONS

For the year ended December 31, 2002

Revenues:	
Securities transactions	$ 46,917
Interest	12,748
Dividend income	18,039
	$ 77,704
Expenses:	
Bank service charges	479
Outside trader consultants	79,861
Dividends	7,746
Interest	9,656
Office and other expenses	35,054
Membership lease	4,854
Professional fees	9,000
Total expenses	$ 146,650
Net Income (Loss)	$ (68,946)

The accompanying notes are an integral part of these financial statements.

SAINT SOTER CAPITAL, L.L.C.

STATEMENT OF CHANGES MEMBERS' EQUITY

For the year ended December 31, 2002

	MEMBERS' EQUITY
Balance December 31, 2001	$ 524,488
Members' contributions	1,758,324
Members' Draws	(910,683)
Net income (loss)	(68,946)
Balance December 31, 2002	$ 1,303,183

The accompanying notes are an integral part of these financial statements.

SAINT SOTER CAPITAL, L.L.C.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

Cash flows from operating activities:		
Net (loss)	$	(68,946)
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in subscriptions receivable		450,000
Increase in marketable securities		(2,538,139)
Increase in due to brokers and dealers		522,698
Increase in securities sold not yet purchased		732,230
Net cash flows from operating activities		(902,157)
Cash flows from financing activities:		
Partners' contributions		1,758,324
Partners' draws		(910,683)
Net cash flows from financing activities		847,641
Net decrease in cash		(54,516)
Cash at the beginning of the year		74,488
Cash at the end of the year	$	19,972

SAINT SOTER CAPITAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

Saint Soter Capital, L.L.C. (the Company), an Illinois Limited Liability Company, was organized on April 25, 2001. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Chicago Stock Exchange. Revenue is generated from investments.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the settlement date. Generally accepted accounting principles normally require an entity to record security transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date.

Income Taxes

No provision for Federal income taxes has been made in the accompanying financial statements, as each member is responsible for reporting income or loss based his share of the profits or losses of the company.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to $100,000.

At December 31, 2002 the Company had net capital and net capital requirements of $935,351 and $100,000 respectively.

SAINT SOTER CAPITAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2002

NOTE 3 - OFF - BALANCE - SHEET RISK:

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. The trading of these financial instruments is conducted with registered broker-dealers on domestic stock exchanges. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

NOTE 4 – OPERATING AGREEMENT:

The managing member shall cause a capital account to be established for each member. The initial balance of each member's capital account shall be the amount of his or her initial capital contribution to the fund.

The fund shall terminate and be dissolved upon the withdrawal, insolvency or dissolution of the managing member and upon the death, insanity or incompetency of the managing member.

The agreement also provides that the managing member is specifically authorized to establish brokerage arrangements on behalf of the fund. The managing member is entitled to a special allocation equal to 50% of the cumulative trading profit as of the end of the quarter in a member's capital account.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SAINT SOTER CAPITAL, L.L.C. as of December 31, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 1,303,183	[3480]
2.	Deduct ownership equity not allowable for Net Capital				[3490]
3.	Total ownership equity qualified for Net Capital			$ 1,303,183	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable credits (List)				[3525]
5.	Total capital and allowable subordinated liabilities			$ 1,303,183	[3530]
6.	Deductions and/or/changes				
	A. Total non-allowable assets from Statement of Financial Condition		[3540]		
	B. Secured demand note deficiency		[3590]		
	C. Commodity futures contracts and spot commodities: proprietary capital charges		[3600]		
	D. Other deductions and/or charges		[3610]		[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net capital before haircuts on securities positions			$ 1,303,183	[3640]
9.	Haircuts on securities (computed, where applicable), pursuant to 15c3-1 (f):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and investment securities:				
	1. Exempted securities		[3735]		
	2. Debt securities		[3733]		
	3. Options		[3730]		
	4. Other securities	367,832	[3634]		
	D. Undue Concentration		[3650]		
	E. Other (list)		[3736]	(367,832)	[3740]
10.	Net Capital			$ 935,351	[3750]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SAINT SOTER CAPITAL, L.L.C. as of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

No.	Item			Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)			$ 0	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			100,000	[3760]
14.	Excess net capital (line 10 less 13)			835,351	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 935,351	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

No.	Item			Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
19.	Total aggregate indebtedness			$	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			.0	[3850]
21.	Percentage of debt to equity total computed in accordance with Rule 15c3-1(d)			.0	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

No.	Item	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 0	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$ 0	[3760]
25.	Excess net capital (line 10 less 24)	$ 0	[3910]
26.	Net capital in excess of: 5% of combined aggregate debit items or 120,000	$ 0	[3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **SAINT SOTER CAPITAL, L.L.C.**

For the period (MMDDYY) from 01/01/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance beginning of period		$ 524,488	[4240]
	A. Net income (loss)		(68,946)	[4250]
	B. Additions (includes non-conforming capital of	$ 0 [4262]	1,758,324	[4260]
	C. Deductions (includes non-conforming capital of	$ 0 [4272]	(910,683)	[4270]
2.	Balance, end of period (From item 1800)		$ 1,303,183	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance beginning of period	0	[4300]
	A. Increases	0	[4310]
	B. Decreases	0	[4320]
4.	Balance, end of period (From item 3520)	0	[4330]

SAINT SOTER CAPITAL, L.L.C.

ADDENDUM TO
FINANCIAL AND OPERATION COMBINED UNIFORM
SINGLE REPORT PART IIA
December 31, 2002

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanation for differences between the unaudited and audited FOCUS Part IIA Report as of December 31, 2002:

Net capital per unaudited FOCUS report	$	930,968
Reclassification of assets from non–allowable to allowable		4,383
Net capital per audited FOCUS report	$	935,351

SAINT SOTER CAPITAL, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c 3-3

December 31, 2002

The Company did not handle any customer cash or securities during the year ended December 31, 2002 and does not have any customer accounts.

SAINT SOTER CAPITAL, L.L.C.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c 3-3

December 31, 2002

The Company did not handle any customer cash or securities during the year ended December 31, 2002 and does not have any customer accounts.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL:(312) 922-0062
FAX:(312) 922-0672

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the members of SAINT SOTER CAPITAL, L.L.C.

In planning and performing our audit of the financial statements Saint Soter Capital, L.L.C. (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal

control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
January 31, 2002